Exhibit II

Date 21 May 2012

CAPITAL PRODUCT PARTNERS L.P.
as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders

- and -

HSH NORDBANK AG
as Mandated Lead Arranger, Facility Agent and Security Trustee

- and -

HSH NORDBANK AG
as Bookrunner

- and -

HSH NORDBANK AG
as Swap Bank

- and -

DNB BANK ASA
(formerly DnB NOR BANK ASA)
as Co-Arranger

THIRD SUPPLEMENTAL AGREEMENT

in relation to a Loan Agreement dated 19 March 2008
(as amended and supplemented by
supplemental agreements dated, respectively, 2 October 2009 and 30 June 2010)
in respect of revolving credit and term loan facilities
of (originally) US$350,000,000 in aggregate

WATSON, FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page

1	INTERPRETATION	2

2	AGREEMENT OF THE CREDITOR PARTIES	2

3	CONDITIONS PRECEDENT	2

4	REPRESENTATIONS AND WARRANTIES	3

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS	3

6	FURTHER ASSURANCES	5

7	EXPENSES	6

8	COMMUNICATIONS	6

9	SUPPLEMENTAL	6

10	LAW AND JURISDICTION	6

SCHEDULE LENDERS		7

EXECUTION PAGES		8

THIS THIRD SUPPLEMENTAL AGREEMENT is made on 21 May 2012

BETWEEN

(1)	CAPITAL PRODUCT PARTNERS L.P. as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 herein, as Lenders;

(3)	HSH NORDBANK AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany as Mandated Lead Arranger;

(4)	HSH NORDBANK AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany as Facility Agent;

(5)	HSH NORDBANK AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Security Trustee;

(6)	HSH NORDBANK AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Bookrunner;

(7)	HSH NORDBANK AG, acting through its office at Martensdamm 6, D-24103 Kiel, Germany as Swap Bank; and

(8)	DNB BANK ASA (formerly DnB NOR Bank ASA), acting through its office at 20 St. Dunstan’s Hill, London EC3R 8HY, England as Co-Arranger.

BACKGROUND

(A)
By a loan agreement dated 19 March 2008 (as amended and supplemented by  supplemental agreements dated, respectively, 2 October 2009 and 30 June 2010, the “Loan Agreement”) and made between (i) the Borrower, (ii) the Lenders, (iii) the Mandated Lead Arranger, (iv) the Facility Agent, (v) the Security Trustee, (vi) the Bookrunner, (vii) the Swap Bank and (viii) the Co-Arranger, the Lenders agreed to make available to the Borrower revolving credit and term loan facilities in an amount of (originally) US$350,000,000 (the “Loan”) in aggregate of which an amount of US$242,080,000 is by way of principal outstanding on the date hereof.

(B)	The Borrower has requested that the Lenders agree to the deferral of certain Repayment Instalments and the consequential amendments to the repayment profile of the Loan; and

(C)	The Lenders’ consent to the Borrower’s request referred to in Recital (B) is subject to the following conditions:

(i)	the Borrower first making a prepayment of $48,416,000 against the Loan;

(ii)	the Margin increasing to 3 per cent. per annum;

(iii)	the cancellation of the availability of Tranche B and of a part of the undrawn balance of the Revolving Facility in an amount equal to $48,416,000; and

(iv)	the equity raised from the Group’s investors shall be non-amortising, fully subordinated to the Loan and its term shall extend beyond the last day of the Security Period.

(D)
This Agreement sets out the terms and conditions on which the Creditor Parties agree, with effect on and from the Effective Date, to the Borrower’s request and to carry out the consequential amendments to the Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Effective Date” means the date on which the conditions precedent in Clause 3.2 are satisfied; and

“Second Mortgage Addendum” means, in respect of each Mortgage, a second addendum thereto, executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Facility Agent may approve or require.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE CREDITOR PARTIES

2.1	Agreement of the Lenders. The Lenders agree, subject to and upon the terms and conditions of this Agreement to:

(a)	the deferral of certain repayment instalments and the consequential amendments to the repayment profile of the Loan;

(b)	the amendments/variations to the Loan Agreement and the other Finance Documents referred to in Clause 5.

2.2
Agreement of the Creditor Parties.  The Creditor Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of the Loan Agreement and the other Finance Documents in connection with the matters referred to in Clause 2.1.

2.3	Effective Date. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 shall have effect on and from the Effective Date.

3	CONDITIONS

3.1	General. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 is subject to the fulfilment of the conditions precedent in Clause 3.2.

3.2
Conditions precedent.  The conditions referred to in Clause 3.1 are that the Facility Agent shall have received the following documents and evidence in all respects in form and substance satisfactory to the Facility Agent and its lawyers on or before the Effective Date:

(a)
documents of the kind specified in paragraphs 3, 4 and 5 of Schedule 3, Part A to the Loan Agreement in relation to the Borrower in connection with the execution of this Agreement, updated with appropriate modifications to refer to this Agreement;

(b)	an original of this Agreement duly executed by the parties to it;

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(c)
an original of each Mortgage Addendum or, as the case may be, each Second Mortgage Addendum each duly signed by the relevant Owner and evidence satisfactory to the Facility Agent and its lawyers that the same has been registered as a valid first or, as the case may be, second addendum to the Mortgage it relates to in accordance with the laws of the relevant Approved Flag State;

(d)	evidence that an amount of $48,416,000 has been applied in prepayment of the Loan;

(e)
a certified copy of the subscription agreement setting out the terms of equity raising from the Group’s investors duly executed by the parties thereto in form and substance satisfactory to the Facility Agent;

(f)	such legal opinions as the Facility Agent may require in respect of such matters concerning the laws of the Republic of Liberia and the Republic of the Marshall Islands; and

(g)	evidence that the agent referred to in Clause 30.4 of the Loan Agreement has accepted its appointment as agent for service of process under this Agreement.

4	REPRESENTATIONS AND WARRANTIES

4.1
Repetition of Loan Agreement representations and warranties.  The Borrower represents and warrants to the Creditor Parties that the representations and warranties in clause 10 of the Loan Agreement remain true,valid and not misleading if repeated on the date of this Agreement.

4.2
Repetition of Finance Document representations and warranties.  The Borrower and each of the other Security Parties represent and warrant to the Creditor Parties that the representations and warranties in the Finance Documents (other than the Loan Agreement) to which it is a party remain true, valid and not misleading if repeated on the date of this Agreement.

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS

5.1	Specific amendments to Loan Agreement. With effect on and from the Effective Date the Loan Agreement shall be amended as follows:

(a)	by inserting in Clause 1.1 thereof the definition of “Second Mortgage Addendum” as set out in Clause 1.2;

(b)	by deleting the definition of “Margin” in its entirety in Clause 1.1 thereof and by replacing it with the following new definition:

““Margin” means 3 per cent. per annum;”

(c)	by inserting a new definition in Clause 1.1 thereof as follows:

““Prepayment Amount” means an amount of $48,416,000 to be applied towards partial prepayment of the Loan;”;

(d)	by adding a new Clause 2.3 as follows:

“2.3	Permanent Cancellation. The Borrower agrees with the Creditor Parties that on the date of application of the Prepayment Amount against the Loan:

(a)	an amount of the undrawn part of the Revolving Facility equal to the Prepayment Amount shall be permanently cancelled and the undrawn Total Commitments shall be reduced to $55,420,000 (being the undrawn balance under Tranche C) on that date; and

(b)	simultaneously with the application of the Prepayment Amount, the availability of Tranche B shall be permanently cancelled.”;

(e)	by deleting Clause 4.9 thereof in its entirety;

(f)	by deleting the words “(as such date may be extended in accordance with Clause 4.9)” from the definitions of “Termination Date” and “Availability Period” in Clause 1.1 thereof;

(g)	by deleting Clause 5.14 thereof in its entirety;

(h)	by deleting Clause 8.2(b) thereof in its entirety and by replacing it with the following:

“(b)	Save as otherwise repaid or prepaid, after the Termination Date, the Borrower shall repay:

(i)
Tranche C by up to 20 equal consecutive three-monthly repayment instalments (each a “Repayment Instalment” and together the “Repayment Instalments”) and a final balloon instalment (the “Balloon Instalment”). The Balloon Instalment shall be equal to 50 per cent of the Revolving Facility on the Termination Date and each Repayment Instalment shall be in an amount equal to one-twentieth of the amount by which the Revolving Facility on the Termination Date exceeds the Balloon Instalment; and

(ii)	the Term Loan (other than Tranche C) by:

(A)	9 equal consecutive three-monthly Repayment Instalments in the amount of $8,069,333.33 each; and

(B)	a Balloon Instalment in the amount of $121,040,000.”;

(i)	by deleting Clause 8.3 thereof in its entirety and by replacing it with the following:

“8.3 Repayment Dates.

(a)
The first Repayment Instalment to be made pursuant to Clause 8.2(b)(i) shall be repaid on the date falling 3 months after the Termination Date, each subsequent Repayment Instalment shall be repaid at 3-monthly intervals thereafter and the Balloon Instalment, together with the final Repayment Instalment, shall be repaid on the Final Maturity Date; and

(b)
the first Repayment Instalment to be made pursuant to Clause 8.2(b)(ii) shall be repaid on 30 March 2016, each subsequent Repayment Instalment shall be repaid at 3-monthly intervals thereafter and the Balloon Instalment, together with the final Repayment Instalment, shall be repaid on 30 March 2018.”;

(j)	by deleting Clause 8.12 thereof in its entirety and by replacing it with a new Clause 8.12 as follows:

“8.12 Application of partial prepayment.  The Prepayment Amount shall be applied in order of maturity against the then outstanding Repayment Instalments and each partial prepayment made at any time after the application of the Prepayment Amount shall be applied to reduce pro-rata each Repayment Instalment and the Balloon Instalment.”;

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(k)
by construing all references therein to “this Agreement” where the context admits as being references to “this Agreement as the same is amended and supplemented by this Second Supplemental Agreement and as the same may from time to time be further supplemented and/or amended”; and

(l)	by construing references to each of the Finance Documents as being references to each such document as it is from time to time supplemented and/or amended.

5.2
Amendments to Finance Documents.  With effect on and from the Effective Date each of the Finance Documents other than the Loan Agreement shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)
the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this Agreement;

(b)
by construing all references in the Loan Agreement and in the Finance Documents to a “Mortgage” as reference to that Mortgage as amended by the Mortgage Addendum or, as the case may be, the Second Mortgage Addendum; and

(c)
by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, hereunder and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement.

5.3	Finance Documents to remain in full force and effect. The Finance Documents shall remain in full force and effect as amended and supplemented by:

(a)	the amendments to the Finance Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6	FURTHER ASSURANCES

6.1	Borrower’s and each Security Party’s obligation to execute further documents etc. The Borrower and each Security Party shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Security Trustee may, in any particular case, specify;

(b)	effect any registration or notarisation, give any notice or take any other step,

which the Facility Agent may, by notice to the Borrower, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:

(a)
validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Loan Agreement or any other Finance Document, each as amended and supplemented by this Agreement, and

(b)	implementing the terms and provisions of this Agreement.

6.3	Terms of further assurances. The Security Trustee may specify the terms of any document to be executed by the Borrower or any Security Party under Clause 6.1, and

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those terms may include any covenants, powers and provisions which the Security Trustee considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower or any Security Party shall comply with a notice under Clause 6.1 by the date specified in the notice.

7	EXPENSES

7.1	Expenses. The provisions of clause 20 (fees and expenses) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	COMMUNICATIONS

8.1
General.  The provisions of clause 28 (notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third Party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2
Incorporation of the Loan Agreement provisions.  The provisions of clause 30 (law and jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

THIS AGREEMENT has been duly executed as a Deed on the date stated at the beginning of this Agreement.

SCHEDULE

LENDERS

Lender	Lending Office

HSH Nordbank AG	Gerhart-Hauptmann-Platz 50
20095 Hamburg
Germany

Fax No: +49 40 33 33 34118

Alpha Bank A.E.	Akti Miaouli 89
185 38 Piraeus
Greece

Fax No: +30 210 429 0348

DNB BANK ASA	20 St. Dunstan’s Hill
(formerly DnB NOR	London EC3R 8HY
Bank ASA)	England

Fax No: 0044 207 626 5356

National Bank of Greece S.A.	Bouboulinas 2 &
Akti Miaouli
185 35 Piraeus

Fax No: +30 210 414 4120

Piraeus Bank A.E.	47-49 Akti Miaouli
185 36 Piraeus

Fax No: +30 210 429 2669

EXECUTION PAGES

BORROWER

SIGNED by Valasia Gkigkilini	)	/s/ Valasia Gkigkilini
for and on behalf of	)
CAPITAL PRODUCT PARTNERS L.P.	)

LENDERS

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

SIGNED by C.V. Flokos; C.G. Aroni	)	/s/ C.V. Flokos; /s/ C.G. Aroni
for and on behalf of	)
ALPHA BANK A.E.	)

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
DNB BANK ASA	)

SIGNED by Konstantinos N. Simos; Christos Kalivas	)	/s/ Konstantinos N. Simos; /s/ Christos Kalivas
for and on behalf of	)
NATIONAL BANK OF GREECE S.A.	)

SIGNED by Maria Youryi; Jason Dallas	)	/s/ Maria Youryi; /s/ Jason Dallas
for and on behalf of	)
PIRAEUS BANK A.E.	)

SWAP BANK

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

BOOKRUNNER

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

MANDATED LEAD ARRANGER

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

CO-ARRANGER

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
DNB BANK ASA	)

FACILITY AGENT

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

SECURITY TRUSTEE

SIGNED by Maria-Chrysoula Karpida	)	/s/ Maria-Chrysoula Karpida
for and on behalf of	)
HSH NORDBANK AG	)

Witness to all the	)
above signatures	)

Name: /s/ Dimitris Karamacheras
Address: Watson, Farley & Williams 89 Akti Miaouli Piraeus 18538-Greece

COUNTERSIGNED  this day 21st of May 2012 for and on behalf of the following Security Parties each of which, by its execution hereof, confirms and acknowledges that it has read and understood the terms and conditions of this Third Supplemental Agreement, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement and the other Finance Documents.

/s/ Valasia Gkigkilini	/s/ Valasia Gkigkilini

for and on behalf of	for and on behalf of
BAYMONT ENTERPRISES INCORPORATED	WIND DANCER SHIPPING INC.

/s/ Valasia Gkigkilini	/s/ Valasia Gkigkilini

for and on behalf of	for and on behalf of
EPICURUS SHIPPING COMPANY	BELERION MARITIME CO.

/s/ Valasia Gkigkilini	/s/ Valasia Gkigkilini

for and on behalf of	for and on behalf of
ACHILLEAS CARRIER CORP.	AIAS CARRIER CORP.

/s/ Valasia Gkigkilini	/s/ Valasia Gkigkilini

for and on behalf of	for and on behalf of
ALEXANDER THE GREAT CARRIER CORP.	MILTIADIS M II CARRIER CORP.

/s/ Evangelos Bairactaris

for and on behalf of
CAPITAL SHIP MANAGEMENT CORP.